FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 1, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2023 (U.S. GAAP)

Date:	August 1, 2023
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the three months ended June 30
	2022		2023

		% Change from June 30, 2021		% Change from June 30, 2022
Total revenue	409,968	1.2%	893,353	117.9%
Net revenue	299,028	(15.4%)	348,913	16.7%
Income before income taxes	11,733	(85.1%)	46,310	294.7%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	1,696	(96.5%)	23,331	—%
Comprehensive income	169,507	230.9%	126,258	(25.5%)
Basic-Net income attributable to NHI shareholders per share (Yen)	0.56		7.71
Diluted-Net income attributable to NHI shareholders per share (Yen)	0.52		7.40
Return on shareholders’ equity - annualized	0.2%		2.9%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31	At June 30
	2023	2023

Total assets	47,771,802	52,493,241
Total equity	3,224,142	3,345,839
Total NHI shareholders’ equity	3,148,567	3,265,436
Total NHI shareholders’ equity as a percentage of total assets	6.6%	6.2%
Total NHI shareholders’ equity per share (Yen)	1,048.24	1,071.38

2. Cash Dividends

	(Yen amounts)
	For the year ended March 31
	2023	2024	2024 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	5.00	—	Unconfirmed
At December 31	—	—	—
At March 31	12.00	—	Unconfirmed
For the year	17.00	—	Unconfirmed

Note: Fiscal year 2024 Q2 and Q4 dividends are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2024”.

3. Earnings Forecasts for the year ending March 31, 2024

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

     a)     Changes in accounting policies due to amendments to the accounting standards : None

     b)     Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2023	2023
Number of shares outstanding (including treasury stock)	3,233,562,601	3,163,562,601
Number of treasury stock	229,883,277	115,675,155

	For the three months ended June 30
	2022	2023
Average number of shares outstanding (year-to-date)	3,017,845,872	3,025,892,670

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2022 (A)	June 30, 2023 (B)
Net revenue	299.0	348.9	16.7
Non-interest expenses	287.3	302.6	5.3

Income (loss) before income taxes	11.7	46.3	294.7
Income tax expense	11.3	20.4	80.1

Net income (loss)	0.4	25.9	—

Less: Net income (loss) attributable to noncontrolling interests	(1.3)	2.6	—

Net income (loss) attributable to NHI shareholders	1.7	23.3	—

Return on shareholders’ equity - annualized	0.2%	2.9%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 348.9 billion yen for the three months ended June 30, 2023, an increase of 16.7% from the same period in the prior year. Non-interest expenses increased by 5.3% from the same period in the prior year to 302.6 billion yen. Income before income taxes was 46.3 billion yen and net income attributable to NHI shareholders was 23.3 billion yen for the three months ended June 30, 2023.

    Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2022 (A)	June 30, 2023 (B)
Net revenue	301.9	353.2	17.0
Non-interest expenses	287.3	302.6	5.3

Income (loss) before income taxes	14.6	50.6	246.8

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2023 was 353.2 billion yen, an increase of 17.0% from the same period in the prior year. Non-interest expenses increased by 5.3% from the same period in the prior year to 302.6 billion yen. Income before income taxes increased by 246.8% to 50.6 billion yen for the three months ended June 30, 2023. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

    Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2022 (A)	June 30, 2023 (B)
Net revenue	71.4	92.1	28.9
Non-interest expenses	66.5	69.1	4.0

Income (loss) before income taxes	4.9	22.9	366.8

Net revenue increased by 28.9% from the same period in the prior year to 92.1 billion yen. Non-interest expense increased by 4.0% to 69.1 billion yen. As a result, income before income taxes increased by 366.8% to 22.9 billion yen.

    Operating Results of Investment Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2022 (A)	June 30, 2023 (B)
Net revenue	7.6	26.5	250.0
Non-interest expenses	19.3	22.9	18.7

Income (loss) before income taxes	(11.7)	3.6	—

Net revenue increased by 250.0% from the same period in the prior year to 26.5 billion yen. Non-interest expense increased by 18.7% to 22.9 billion yen. As a result, income before income taxes was 3.6 billion yen. Assets under management were 76.1 trillion yen as of June 30, 2023.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2022 (A)	June 30, 2023 (B)
Net revenue	199.0	190.9	(4.1)
Non-interest expenses	173.7	188.7	8.7

Income (loss) before income taxes	25.3	2.1	(91.7)

Net revenue decreased by 4.1% from the same period in the prior year to 190.9 billion yen. Non-interest expense increased by 8.7% to 188.7 billion yen. As a result, income before income taxes decreased by 91.7% to 2.1 billion yen.

    Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2022 (A)	June 30, 2023 (B)
Net revenue	23.9	43.8	82.9
Non-interest expenses	27.8	21.9	(21.4)

Income (loss) before income taxes	(3.9)	21.9	—

Net revenue was 43.8 billion yen. Income before income taxes was 21.9 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2023 were 52,493.2 billion yen, an increase of 4,721.4 billion yen compared to March 31, 2023, mainly due to the increase in Trading assets and Securities purchased under agreements to resell. Total liabilities as of June 30, 2023 were 49,147.4 billion yen, an increase of 4,599.7 billion yen compared to March 31, 2023, mainly due to the increase in Trading liabilities and Securities sold under agreements to repurchase. Total equity as of June 30, 2023 was 3,345.8 billion yen, an increase of 121.7 billion yen compared to March 31, 2023.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 28, 2023) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 28, 2023) for the year ended March 31, 2023.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2023	June 30, 2023	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,820,685	4,051,661	230,976
Time deposits	409,082	381,110	(27,972)
Deposits with stock exchanges and other segregated cash	291,480	326,951	35,471

Total cash and cash deposits	4,521,247	4,759,722	238,475

Loans and receivables:
Loans receivable	4,013,852	4,393,936	380,084
Receivables from customers	379,911	338,779	(41,132)
Receivables from other than customers	819,263	866,733	47,470
Allowance for credit losses	(5,832)	(5,948)	(116)

Total loans and receivables	5,207,194	5,593,500	386,306

Collateralized agreements:
Securities purchased under agreements to resell	13,834,460	14,787,617	953,157
Securities borrowed	4,283,039	4,357,489	74,450

Total collateralized agreements	18,117,499	19,145,106	1,027,607

Trading assets and private equity and debt investments:
Trading assets*	17,509,934	20,516,523	3,006,589
Private equity and debt investments*	99,399	113,470	14,071

Total trading assets and private equity and debt investments	17,609,333	20,629,993	3,020,660

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥459,954 million as of March 31, 2023 and ¥492,259 million as of June 30, 2023)	464,316	460,045	(4,271)
Non-trading debt securities*	337,361	362,134	24,773
Investments in equity securities*	97,660	98,215	555
Investments in and advances to affiliated companies*	402,485	417,498	15,013
Other	1,014,707	1,027,028	12,321

Total other assets	2,316,529	2,364,920	48,391

Total assets	47,771,802	52,493,241	4,721,439

*	Including securities pledged as collateral

Millions of yen
March 31, 2023	June 30, 2023	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,008,541	827,318	(181,223)
Payables and deposits:
Payables to customers	1,359,948	1,522,698	162,750
Payables to other than customers	1,799,585	2,444,351	644,766
Deposits received at banks	2,137,936	2,137,388	(548)

Total payables and deposits	5,297,469	6,104,437	806,968

Collateralized financing:
Securities sold under agreements to repurchase	14,217,966	16,405,548	2,187,582
Securities loaned	1,556,663	1,610,218	53,555
Other secured borrowings	334,319	345,929	11,610

Total collateralized financing	16,108,948	18,361,695	2,252,747

Trading liabilities	10,557,971	11,750,705	1,192,734
Other liabilities	1,175,521	1,130,375	(45,146)
Long-term borrowings	10,399,210	10,972,872	573,662

Total liabilities	44,547,660	49,147,402	4,599,742

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,233,562,601 shares as of March 31, 2023 and
3,163,562,601 shares as of June 30, 2023
Outstanding	-	3,003,679,324 shares as of March 31, 2023 and
3,047,887,446 shares as of June 30, 2023	594,493	594,493	—
Additional paid-in capital	707,189	680,736	(26,453)
Retained earnings	1,647,005	1,631,772	(15,233)
Accumulated other comprehensive income (loss)	318,454	418,102	99,648

Total NHI shareholders’ equity before treasury stock	3,267,141	3,325,103	57,962
Common stock held in treasury, at cost -
229,883,277 shares as of March 31, 2023 and
115,675,155 shares as of June 30, 2023	(118,574)	(59,667)	58,907

Total NHI shareholders’ equity	3,148,567	3,265,436	116,869

Noncontrolling interests	75,575	80,403	4,828

Total equity	3,224,142	3,345,839	121,697

Total liabilities and equity	47,771,802	52,493,241	4,721,439

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2022(A)	June 30, 2023(B)
Revenue:
Commissions	70,431	82,770	17.5
Fees from investment banking	27,285	31,146	14.2
Asset management and portfolio service fees	68,250	71,807	5.2
Net gain on trading	141,918	115,563	(18.6)
Gain (loss) on private equity and debt investments	(4,535)	6,887	—
Interest and dividends	109,049	549,651	404.0
Gain (loss) on investments in equity securities	(1,742)	4,777	—
Other	(688)	30,752	—

Total revenue	409,968	893,353	117.9
Interest expense	110,940	544,440	390.8

Net revenue	299,028	348,913	16.7

Non-interest expenses:
Compensation and benefits	143,061	158,673	10.9
Commissions and floor brokerage	28,488	31,365	10.1
Information processing and communications	49,732	52,836	6.2
Occupancy and related depreciation	16,359	16,601	1.5
Business development expenses	4,699	6,144	30.8
Other	44,956	36,984	(17.7)

Total non-interest expenses	287,295	302,603	5.3

Income before income taxes	11,733	46,310	294.7
Income tax expense	11,340	20,428	80.1

Net income	393	25,882	—

Less: Net income (loss) attributable to noncontrolling interests	(1,303)	2,551	—

Net income attributable to NHI shareholders	1,696	23,331	—

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	0.56	7.71	—

Diluted-
Net income attributable to NHI shareholders per share	0.52	7.40	—

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2022(A)	June 30, 2023(B)
Net income	393	25,882	—
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	145,318	128,926	(11.3)
Deferred income taxes	(416)	(345)	—

Total	144,902	128,581	(11.3)

Defined benefit pension plans:
Pension liability adjustment	926	532	(42.5)
Deferred income taxes	(140)	(125)	—

Total	786	407	(48.2)

Own Credit Adjustments:
Own Credit Adjustments	28,859	(37,693)	—
Deferred income taxes	(5,433)	9,081	—

Total	23,426	(28,612)	—

Total other comprehensive income	169,114	100,376	(40.6)

Comprehensive income	169,507	126,258	(25.5)
Less: Comprehensive income attributable to noncontrolling interests	1,147	3,279	185.9

Comprehensive income attributable to NHI shareholders	168,360	122,979	(27.0)

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2022 (A)	June 30, 2023 (B)
Net revenue

Business segment information:
Retail	71,386	92,050	28.9
Investment Management	7,579	26,525	250.0
Wholesale	198,987	190,850	(4.1)

Subtotal	277,952	309,425	11.3
Other	23,925	43,755	82.9

Net revenue	301,877	353,180	17.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,849)	(4,267)	—

Net revenue	299,028	348,913	16.7

Non-interest expenses

Business segment information:
Retail	66,470	69,103	4.0
Investment Management	19,293	22,898	18.7
Wholesale	173,715	188,749	8.7

Subtotal	259,478	280,750	8.2
Other	27,817	21,853	(21.4)

Non-interest expenses	287,295	302,603	5.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	287,295	302,603	5.3

Income (loss) before income taxes

Business segment information:
Retail	4,916	22,947	366.8
Investment Management	(11,714)	3,627	—
Wholesale	25,272	2,101	(91.7)

Subtotal	18,474	28,675	55.2
Other*	(3,892)	21,902	—

Income (loss) before income taxes	14,582	50,577	246.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,849)	(4,267)	—

Income (loss) before income taxes	11,733	46,310	294.7

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2022 (A)	June 30, 2023 (B)
Net gain (loss) related to economic hedging transactions	(9,807)	3,394	—
Realized gain (loss) on investments in equity securities held for operating purposes	240	8,191	—
Equity in earnings of affiliates	16,993	13,718	(19.3)
Corporate items	(5,988)	1,942	—
Other	(5,330)	(5,343)	—

Total	(3,892)	21,902	—

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2023
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	707,189
Stock-based compensation awards	(26,450)
Changes in an affiliated company’s interests	(3)

Balance at end of period	680,736

Retained earnings
Balance at beginning of year	1,647,005
Net income attributable to NHI shareholders	23,331
Loss on sales of treasury stock	(2,459)
Cancellation of treasury stock	(36,105)

Balance at end of period	1,631,772

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	242,767
Net change during the period	127,853

Balance at end of period	370,620

Defined benefit pension plans
Balance at beginning of year	(32,174)
Pension liability adjustment	407

Balance at end of period	(31,767)

Own credit adjustments
Balance at beginning of year	107,861
Own credit adjustments	(28,612)

Balance at end of period	79,249

Balance at end of period	418,102

Common stock held in treasury
Balance at beginning of year	(118,574)
Repurchases of common stock	(2)
Sale of common stock	0
Common stock issued to employees	22,804
Cancellation of treasury stock	36,105

Balance at end of period	(59,667)

Total NHI shareholders’ equity

Balance at end of period	3,265,436

Noncontrolling interests
Balance at beginning of year	75,575
Net change during the period	4,828

Balance at end of period	80,403

Total equity

Balance at end of period	3,345,839

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2023
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023(A)	June 30, 2023(B)	(B-A)/(A)
Revenue:
Commissions	70,431	68,152	77,502	63,772	82,770	29.8	279,857
Fees from investment banking	27,285	24,189	33,783	27,951	31,146	11.4	113,208
Asset management and portfolio service fees	68,250	69,038	67,035	67,361	71,807	6.6	271,684
Net gain on trading	141,918	160,905	142,132	118,314	115,563	(2.3)	563,269
Gain (loss) on private equity and debt investments	(4,535)	5,738	8,050	5,251	6,887	31.2	14,504
Interest and dividends	109,049	196,893	373,283	435,465	549,651	26.2	1,114,690
Gain (loss) on investments in equity securities	(1,742)	(1,523)	644	1,195	4,777	299.7	(1,426)
Other	(688)	10,460	69,812	51,356	30,752	(40.1)	130,940

Total revenue	409,968	533,852	772,241	770,665	893,353	15.9	2,486,726
Interest expense	110,940	215,894	378,583	445,732	544,440	22.1	1,151,149

Net revenue	299,028	317,958	393,658	324,933	348,913	7.4	1,335,577

Non-interest expenses:
Compensation and benefits	143,061	150,894	156,275	155,557	158,673	2.0	605,787
Commissions and floor brokerage	28,488	28,183	32,275	30,291	31,365	3.5	119,237
Information processing and communications	49,732	52,127	54,004	53,674	52,836	(1.6)	209,537
Occupancy and related depreciation	16,359	16,643	17,180	16,675	16,601	(0.4)	66,857
Business development expenses	4,699	5,353	6,311	6,273	6,144	(2.1)	22,636
Other	44,956	33,274	44,047	39,772	36,984	(7.0)	162,049

Total non-interest expenses	287,295	286,474	310,092	302,242	302,603	0.1	1,186,103

Income before income taxes	11,733	31,484	83,566	22,691	46,310	104.1	149,474
Income tax expense	11,340	14,741	17,629	14,088	20,428	45.0	57,798

Net income	393	16,743	65,937	8,603	25,882	200.8	91,676

Less: Net income (loss) attributable to noncontrolling interests	(1,303)	(28)	(1,007)	1,228	2,551	107.7	(1,110)

Net income attributable to NHI shareholders	1,696	16,771	66,944	7,375	23,331	216.4	92,786

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	0.56	5.59	22.30	2.46	7.71	213.4	30.86

Diluted-
Net income attributable to NHI shareholders per share	0.52	5.41	21.51	2.34	7.40	216.2	29.74

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023(A)	June 30, 2023(B)	(B-A)/(A)	March 31, 2023
Net revenue

Business segment information:
Retail	71,386	72,480	81,019	75,306	92,050	22.2	300,191
Investment Management	7,579	26,171	56,965	37,844	26,525	(29.9)	128,559
Wholesale	198,987	205,499	189,057	178,837	190,850	6.7	772,380

Subtotal	277,952	304,150	327,041	291,987	309,425	6.0	1,201,130
Other	23,925	15,623	87,310	37,860	43,755	15.6	164,718

Net revenue	301,877	319,773	414,351	329,847	353,180	7.1	1,365,848

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,849)	(1,815)	(20,693)	(4,914)	(4,267)	—	(30,271)

Net revenue	299,028	317,958	393,658	324,933	348,913	7.4	1,335,577

Non-interest expenses

Business segment information:
Retail	66,470	66,995	67,756	65,474	69,103	5.5	266,695
Investment Management	19,293	20,618	23,663	21,490	22,898	6.6	85,064
Wholesale	173,715	185,310	190,911	193,075	188,749	(2.2)	743,011

Subtotal	259,478	272,923	282,330	280,039	280,750	0.3	1,094,770
Other	27,817	13,551	27,762	22,203	21,853	(1.6)	91,333

Non-interest expenses	287,295	286,474	310,092	302,242	302,603	0.1	1,186,103

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	287,295	286,474	310,092	302,242	302,603	0.1	1,186,103

Income (loss) before income taxes

Business segment information:
Retail	4,916	5,485	13,263	9,832	22,947	133.4	33,496
Investment Management	(11,714)	5,553	33,302	16,354	3,627	(77.8)	43,495
Wholesale	25,272	20,189	(1,854)	(14,238)	2,101	—	29,369

Subtotal	18,474	31,227	44,711	11,948	28,675	140.0	106,360
Other*	(3,892)	2,072	59,548	15,657	21,902	39.9	73,385

Income (loss) before income taxes	14,582	33,299	104,259	27,605	50,577	83.2	179,745

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,849)	(1,815)	(20,693)	(4,914)	(4,267)	—	(30,271)

Income (loss) before income taxes	11,733	31,484	83,566	22,691	46,310	104.1	149,474

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2023
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023(A)	June 30, 2023(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(9,807)	98	(1,455)	6,318	3,394	(46.3)	(4,846)
Realized gain (loss) on investments in equity securities held for operating purposes	240	55	21,895	6,195	8,191	32.2	28,385
Equity in earnings of affiliates	16,993	9,114	8,893	12,744	13,718	7.6	47,744
Corporate items	(5,988)	4,513	(3,323)	(7,792)	1,942	—	(12,590)
Other	(5,330)	(11,708)	33,538	(1,808)	(5,343)	—	14,692

Total	(3,892)	2,072	59,548	15,657	21,902	39.9	73,385

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2024_1q.pdf